Exhibit 99.2

200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVRUPA MINERALS LTD
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1.

ISIN:

CA05453A1084

CUSIP:

05453A108

2.

Date Fixed for the Meeting:

June 8, 2016

3.

Record Date for Notice:

May 2, 2016

4.

Record Date for Voting:

May 2, 2016

5.

Beneficial Ownership Determination Date:

May 2, 2016

6.

Classes or Series of Securities that entitle

the holder to receive Notice of the Meeting:

COMMON

7.

Classes or Series of Securities that entitle

the holder to vote at the meeting:

COMMON

8.

Business to be conducted at the meeting:

Annual General

9.

Notice-and-Access:

Registered Shareholders:

NO

Beneficial Holders:

NO

Stratification Level:

Not Applicable

10.

Reporting issuer is sending proxy-related materials

directly to Non-Objecting Beneficial Owners:

YES

11.

Issuer paying for delivery to Objecting Beneficial

Owners:

NO

Yours truly,

TMX Equity Transfer Services

“  Sandy Hunter  “

Senior Relationship Manager

Sandy.Hunter@tmx.com

tmxequitytransferservices.com